UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 2, 2024, announcing the role distribution of the registrant’s Board of Directors and Committees.

İstanbul, May 2, 2024

Announcement Regarding the Board of Directors Role Distribution and Committees

Our Company’s Board of Directors resolved the appointment of Şenol Kazancı as the Chairman of the Board, and Board Committees shall be composed of following members:

Committee	Members
Audit Committee	İdris Sarısoy (Chairman), Serdar Çetin, Mehmet Naci İnci
Early Detection of Risk Committee	Mehmet Naci İnci (Chairman), Figen Kılıç, Ayşe Nur Bahçekapılı
Corporate Governance Committee	Serdar Çetin (Chairman), Melikşah Yasin, Emre Alpman, Özlem Yardım
Candidate Nomination Committee	İdris Sarısoy (Chairman), Şenol Kazancı, Melikşah Yasin
Compensation Committee	İdris Sarısoy (Chairman), Şenol Kazancı, Nail Olpak
Strategy and Digitalization Committee	Mehmet Naci İnci (Chairman), Şenol Kazancı, Serdar Çetin, Mustafa Demirhan, Tolga Kılıç

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer